Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333- 254615
June 8, 2021

Issuer:	Wisconsin Electric Power Company
Security:	1.70% Debentures due June 15, 2028
Principal Amount:	$300,000,000
Maturity:	June 15, 2028
Coupon:	1.70%
Initial Price to Public:	99.980% per Debenture
Yield to Maturity:	1.703%
Spread to Benchmark Treasury:	+50 basis points
Benchmark Treasury:	UST 1.250% due May 31, 2028
Benchmark Treasury Yield:	1.203%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2021
Redemption Provisions:	At any time prior to April 15, 2028 (the date that is two months prior to the maturity date, which is referred to herein as the “Early Call Date”), the debentures will be redeemable in whole or in part from time to time, at the option of the Issuer, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the debentures being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures being redeemed that would be due if such debentures matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 10 basis points, plus in each case accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the Issuer may redeem the debentures, in whole or in part from time to time, at 100% of the principal amount of the debentures being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.
Trade Date:	June 8, 2021
Expected Settlement Date:	June 15, 2021 (T+5)
Expected Ratings*
(Moody’s/S&P/Fitch):	A2 (Stable) / A- (Stable) / A+ (Stable)

CUSIP/ISIN:	976656 CM8 / US976656CM83
Joint Book-Running Managers:	BofA Securities, Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC

Co-Managers:	Comerica Securities, Inc.
Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, PNC Capital Markets LLC toll-free at 1-855-881-0697 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.